UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Anchor Bancorp

(Name of issuer)

Common Stock, par value $.01 per share

(Title of class of securities)

032838104

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 032838104	Page 2 of 5 Pages

(1)	Names of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bradley Louis Radoff
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 157,500
(6) Shared voting power 0
(7) Sole dispositive power 157,500
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 157,500
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.2%
(12)	Type of reporting person (see instructions) IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G/A

Page 3 of 5 Pages

This Amendment No. 1 to the Schedule 13G (this “Amendment”) is being filed on behalf of Bradley Louis Radoff relating to the Common Stock, par value $.01 per share (the “Common Stock”), of Anchor Bancorp, Inc., a Washington corporation (the “Issuer”), purchased by Mr. Radoff.

Item 1(a)	Name of Issuer.

Anchor Bancorp

Item 1(b)	Address of Issuer’s Principal Executive Offices.

601 Woodland Square Loop SE

Lacey, Washington 98503

Item 2(a)	Name of Person Filing.

Mr. Bradley Louis Radoff

Item 2(b)	Address of Principal Business Office, or, if none, Residence

1177 West Loop South

Suite 1625

Houston, Texas 77027

Item 2(c)	Place of Organization.

Mr. Radoff is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $.01 per share (the “Common Stock”)

Item 2(e)	CUSIP Number.

032838104

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.

(a) Mr. Radoff is the beneficial owner of 157,500 shares of Common Stock.

Page 4 of 5 Pages

(b)

Mr. Radoff beneficially owns 157,500 shares of Common Stock, which represents approximately 6.2% of the shares of Common Stock issued and outstanding. This percentage is determined by dividing the number of shares beneficially held by Mr. Radoff by 2,550,000, the number of shares of Common Stock issued and outstanding as of November 10, 2011, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 10, 2011.

(c)	Mr. Radoff may direct the vote and disposition of 157,500 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

/s/ Bradley Louis Radoff
Bradley Louis Radoff